# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Privia Health Group, Inc., CIK 0001759655
CUSIP: 74276R102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 950 N. Glebe Rd., Suite 700, Arlington, Virginia (VA), 22203
Date of event which requires filing of this statement: 09/01/2026
Filed by CIK 0001982325
Persons authorized to receive notices and communications: Cory Reno, 1316 Adams St., Suite 400, Nashville, Tennessee (TN), 37208, 1.615.568.7618

## Reporting persons
- Puma Growth Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,472,513; sole dispositive power 0; shared dispositive power 6,472,513; aggregate amount beneficially owned 6,472,513 (5.07% of the class)
- Rubicon Founders OP GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,472,513; sole dispositive power 0; shared dispositive power 6,472,513; aggregate amount beneficially owned 6,472,513 (5.07% of the class)
  Comment: (1) Consists of shares owned by Puma Growth Holdings, LLC, of which Rubicon Founders OP GP, LP is the manager.
- Rubicon Founders OP GP 2 LLC: type of reporting person: employee benefit plan or endowment fund (EP), other (OO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,472,513; sole dispositive power 0; shared dispositive power 6,472,513; aggregate amount beneficially owned 6,472,513 (5.07% of the class)
  Comment: (1) Consists of shares owned by Puma Growth Holdings, LLC. Rubicon Founders OP GP, LP, of which Rubicon Founders OP GP 2, LLC is the general partner, is the manager of Puma Growth Holdings, LLC.
- Rubicon Founders LLC (CIK 0002032489): type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,472,513; sole dispositive power 0; shared dispositive power 6,472,513; aggregate amount beneficially owned 6,472,513 (5.07% of the class)
  Comment: (1) Consists of shares owned by Puma Growth Holdings, LLC. Rubicon Founders OP GP 2, LLC, of which Rubicon Founders LLC is the sole member, is the general partner of Rubicon Founders OP GP, LP, which is the manager of Puma Growth Holdings, LLC.
- Adam Boehler (CIK 0001982325): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,472,513; sole dispositive power 0; shared dispositive power 6,472,513; aggregate amount beneficially owned 6,472,513 (5.07% of the class)
  Comment: (1) Consists of shares owned by Puma Growth Holdings, LLC. Rubicon Founders LLC, of which Mr. Boehler is the managing member, is the sole member of Rubicon Founders OP GP 2, LLC, which is the general partner of Rubicon Founders OP GP, LP, which is the manager of Puma Growth Holdings, LLC.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Privia Health Group, Inc.
Address of issuer's principal executive offices: 950 N. Glebe Rd., Suite 700, Arlington, Virginia (VA), 22203

## Item 2. Identity and Background
Name of person filing: Puma Growth Holdings, LLC, a Delaware limited liability company ("Puma"), Rubicon Founders OP GP, LP, a Delaware limited partnership ("RF OP GP"), Rubicon Founders OP GP 2 LLC, a Delaware limited liability company ("RF OP GP 2"), Rubicon Founders LLC, a Delaware limited liability company ("Rubicon Founders"), and Adam Boehler
Residence or business address: 1316 Adams St., Suite 400, Nashville, TN 37208
Present principal occupation or employment: The principal business of each of the Reporting Persons is investment and/or investment management.
Criminal convictions in the last five years: During the five years preceding the date of this filing, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the Related Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the five years preceding the date of this filing, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the Related Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Persons (other than Mr. Boehler). are organized under the laws of the state of Delaware. Mr. Boehler is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Common Stock reported herein as being beneficially owned by the Reporting Persons was purchased using working capital of the Reporting Persons or their affiliates. An aggregate of approximately $138,436,812 (excluding brokerage commissions) was used to purchase the Common Stock reported as beneficially owned by the Reporting Persons in this Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons originally acquired the Common Stock reported herein for investment purposes because they believed such shares represented an attractive investment opportunity. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and in connection with such review communicate with officers and directors of the Issuer or other stockholders or third parties, such as industry analysts, existing or potential strategic partners, investment professionals and other investors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the Common Stock beneficially owned by each of the Reporting Persons. The percentages reported in this Schedule 13D were calculated based on a total of 127,734,207 shares of Common Stock issued and outstanding as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Type of Transaction Shares of Common Stock Purchased/Sold Price Per Share Date of Purchase
Sell 100,000 $27.21 07/07/2026
Sell 97,557 $27.65 07/13/2026
Buy 301,807 $20.98 08/06/2026
Buy 51,521 $21.00 08/24/2026
Buy 150,005 $20.98 08/25/2026
Buy 100,000 $20.90 08/27/2026
Buy 95,658 $20.91 09/01/2026
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than the Joint Filing Agreement attached as Exhibit A hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Person or between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A, Joint Filing Agreement

## Signatures
- Puma Growth Holdings, LLC: /s/ Cory Reno, Cory Reno (09/08/2026)
- Rubicon Founders OP GP, LP: /s/ Cory Reno, Cory Reno (09/08/2026)
- Rubicon Founders OP GP 2 LLC: /s/ Cory Reno, Cory Reno (09/08/2026)
- Rubicon Founders LLC: /s/ Cory Reno, Cory Reno (09/08/2026)
- Adam Boehler: /s/ Adam Boehler, Adam Boehler (09/08/2026)